Exhibit 23

Consent of Independent Registered Public Accounting Firm

Provectus Pharmaceuticals, Inc.
Knoxville, Tennessee

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-167906 and 333-147783) of Provectus Pharmaceuticals, Inc. of our reports dated March 16, 2011 (except for Note 13, as to which the date is July 22, 2011) relating to the consolidated financial statements and the effectiveness of Provectus Pharmaceuticals, Inc.’s internal control over financial reporting appearing in the Company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

/s/ BDO USA, LLP

Chicago, Illinois
July 22, 2011